As filed with the Securities and Exchange Commission on April 15, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Sierra Pacific Resources
(Name of Subject Company (issuer))

Sierra Pacific Resources

(Name of Filing Person (offeror))

Premium Income Equity SecuritiesSM (PIESSM)

(Title of Class of Securities)

826428 20 3
(CUSIP Number of Class of Securities)

ERNEST E. EAST, ESQ.
CORPORATE SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
SIERRA PACIFIC RESOURCES
P.O. BOX 30150 (6100 NEIL ROAD)
RENO, NEVADA 89520-3150 (89511)
(775) 834-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
WILLIAM C. ROGERS, ESQ.
CHOATE, HALL & STEWART LLP
53 STATE STREET
BOSTON, MASSACHUSETTS 02109
(212) 248-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$235,218,000 (a)	$27,686

(a)	Estimated solely for the purpose of determining the registration fee, and calculated as the aggregate stated amount of 4,704,350 Premium Income Equity Securitiessm . The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.00 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$27,686	Filing Party:	Sierra Pacific Resources
Form or Registration No.:	Form S-4 (333-124083)	Date Filed:	April 15, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by Sierra Pacific Resources, a Nevada corporation (the “Company”), to exchange up to an aggregate of 4,704,350 outstanding Premium Income Equity SecuritiesSM (the “Old PIES”) of the Company for new Premium Income Equity SecuritiesSM (the “New PIES”), plus an exchange fee of $0.125 in cash for each validly tendered and accepted Old PIES, upon the terms and subject to the conditions contained in the preliminary prospectus dated April 15, 2005 (the “Exchange Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 2 of this Issuer Tender Offer Statement on Schedule TO. In addition, the Old PIES are listed on the NYSE under the symbol “SRC.” The following table shows the high and low reported sale prices per Old PIES in the Bloomberg consolidated transaction reporting system for the stated calendar quarters.

		High	Low
2005	First Quarter	$42.01	$38.30
2004	Fourth Quarter	42.40	39.63
	Third Quarter	40.15	36.94
	Second Quarter	38.10	33.63
	First Quarter	40.14	36.02
2003	Fourth Quarter	36.00	30.55
	Third Quarter	33.90	27.85
	Second Quarter	33.20	25.20
	First Quarter	36.70	24.94

     On April 14, 2005, the last reported sale price of the OLD PIES was $40.62 per Old PIES.

Item 3.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO.

Item 4.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO.

     Old PIES held by officers, directors and affiliates of the Company may be tendered for exchange in the exchange offer. The following table sets forth, for each officer, director and affiliate who is a beneficial holder of Old PIES, the number of Old PIES held as of April 14, 2005 and such holder’s relationship to the Company.

Holder of Old PIES	Relationship to the Company	Number of Old PIES
Walter M. Higgins III	Director and Chief Executive Officer	400
Mary Lee Coleman	Director	1,000

Item 5.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 5 of this Issuer Tender Offer Statement on Schedule TO. In addition, the information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Annual Report”) is incorporated herein by reference.

     The Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. pursuant to which, subject to certain conditions, they will purchase senior notes associated with the New PIES that have not been remarketed to other investors during the remarketing process. The purchase agreement contains customary representations and warranties, indemnifications and conditions to closing.

Item 6.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

Item 7.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO.

Item 8.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 8 of this Issuer Tender Offer Statement on Schedule TO.

     During the past 60 days, there has been no transaction in the Old PIES required to be described.

Item 9.

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10.

     The financial statements and related notes of the Company are set forth in Item 8, Financial Statement and Supplementary Data, of the Company’s Annual Report, which is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. The Annual Report and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

Item 11

     The information in the Exchange Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Exchange Offer Prospectus, dated April 15, 2005 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients.
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i).
(a)(5)	Press release, filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4(e) under the Securities Exchange Act of 1934, as amended.
(b)	None.
(d)	Purchase Agreement (incorporated by reference to Exhibit 1.2 to the Registration Statement).
(g)	None.
(h)	Tax Opinion of Choate, Hall & Stewart LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra Pacific Resources
By:	/s/ Michael W. Yackira
	Name:	Michael W. Yackira
	Title:	Corporate Executive Vice President and Chief Financial Officer

Dated:   April 15, 2005